Room 4561

March 1, 2006

Costa Brava Partnership III, L.P.
c/o Mr. Seth W. Hamot
President
Roark, Reardon & Hamot, LLC
420 Boylston Street
Boston, Massachusetts 02116

Re: TechTeam Global, Inc.
Definitive Additional Soliciting Materials filed February 28, 2006 by Costa Brava
Partners III, L.P.
File No. 0-16284

Dear Mr. Hamot:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Additional Soliciting Materials

1.   Communications made in reliance on Rule 14a-12 under the Exchange Act must include the identity of the participants in the solicitation and a description of their direct or indirect interests. Please see Rule 14a-12(a)(1)(i). It appears that you have interpreted this rule to provide filers with the option of directing security holders to a document not filed under the cover of Schedule 14A, which is not an appropriate interpretation of this rule. The Office of Mergers and Acquisitions has determined that the necessary participant information must initially be presented in a filing under cover of Schedule 14A. Please either separately file the participant information under cover of Schedule 14A or confirm to us that the next preliminary communication will be accompanied by

such participant information. Subsequent communication may refer to this participant information filed under cover of Schedule 14A.

2.	Please be advised that each director-nominee should be added to the cover page of your Schedule 14A filings as filing persons.

3.	You indicate that you seek to inspect certain books and records "that reveal, among other possible infractions, whether certain members of TechTeam's board of directors exploited their positions and/or TechTeam's assets for personal gain; and whether the Secretary of TechTeam was barred from fulfilling his duty to attend meetings of TechTeam's board of directors…in an attempt to conceal possible infractions." In future filings, please remove this language or revise to characterize these allegations as your belief and provide sufficient factual foundation to support the accusations of misconduct. Please generally avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9.

*	*	*	*

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Daniel Lee at (202) 551-3477, Mara Ransom, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3264 or me at (202) 551-3462 with any questions.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via Facsimile</u>
        David A. Fine, Esq.
        Ropes & Gray LLP
        One International Place
        Boston, Massachusetts 02110
        Facsimile: (617) 951-7050